Exhibit 12.1

THE INTERPUBLIC GROUP OF COMPANIES, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(in millions except ratios)

	Nine Months Ended September 30, 2003	Years Ended December 31,
		2002		2001	2000		1999		1998
EARNINGS
Pre-tax income from continuing operations	$(392.5)	$211.4		$(586.4)	$778.9		$630.6		$648.4

FIXED CHARGES
Interest expense	128.4	145.6		164.6	126.3		99.5		86.5
Rent interest factor	111.6	145.2		148.8	141.6		126.1		112.8

Total Fixed Charges	$240.0	$290.8		$313.4	$267.9		$225.6		$199.3

Adjusted Earnings	$(152.5)	$502.2		$(273.0)	$1,046.8		$856.2		$847.7
Ratio of Earnings to Fixed Charges	— (2)	1.73	x	— (2)	3.91	x	3.80	x	4.25	x

(1)	In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.
(2)	For the nine months ended September 30, 2003 and the year ended December 31, 2001, we had a deficiency of earnings to fixed charges. Results as reported would have required additional earnings of $392.5 million for the nine months ended September 30, 2003 and $586.4 million for the year ended December 31, 2001, respectively, to provide a one-to-one coverage ratio for those periods. The decline in the ratio of earnings to fixed charges subsequent to 2000 is due to lower income from operations, including restructuring- and merger-related charges (in 2001 and 2003), impairment charges (in 2001, 2002 and 2003), and litigation charges (in 2003) as compared to prior periods.